  Exhibit 99.1

LIVEREEL MEDIA CORPORATION
(Formerly Noble House Entertainment Inc.)

Consolidated Financial Statements

For the Years Ended June 30, 2007 and 2006

(Canadian Dollars)

Schwartz Levitsky Feldman llp
CHARTERED ACCOUNTANTS
TORONTO, MONTREAL, OTTAWA

AUDITORS’ REPORT

To the Shareholders of
LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)

We have audited the consolidated balance sheets of LiveReel Media Corporation (Formerly Noble House Entertainment Inc.) as at June 30, 2007 and 2006 and the related consolidated statements of operations, shareholders' equity (deficiency) and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2007 and 2006 and the results of its operations and its cash flows for the years then ended, in accordance with Canadian generally accepted accounting principles which differ in certain respects from generally accepted accounting principles in the United States (refer to note 16).

The consolidated financial statements of LiveReel Media Corporation (Formerly Noble House Entertainment Inc.) for the year ended June 30, 2005 were audited by other auditors whose report dated October 20, 2005, expressed an unqualified opinion on those statements.

/s/  SCHWARTZ LEVITSKY FELDMAN LLP
“SCHWARTZ LEVITSKY FELDMAN LLP”

1167 Caledonia Road
Toronto, Ontario M6A 2X1
Tel:  416 785 5353
Fax:  416 785 5663

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Consolidated Balance Sheets
(Canadian Dollars)

As at June 30	Note	2007	2006
Assets
Current
Cash		$1,644,350	$1,861,545
Treasury bills		-	279,125
Advances and prepaids	3	435,750	361,931
Deferred stock based compensation	4	-	113,999
		2,080,100	2,616,600
Investment in film and television programs	5	25,000	25,000

		$2,105,100	$2,641,600
Liabilities
Current
Accounts payable and accrued liabilities	6	$114,435	$112,473
Advances from shareholders	7	-	4,346
		114,435	116,819
Shareholders' Equity
Capital stock	8	1,586,599	2,255,394
Contributed surplus		293,370	20,391
Warrants	9	6,215,747	5,729,352
Deficit		(6,105,051)	(5,480,356)
		1,990,665	2,524,781
		$2,105,100	$2,641,600

Related Party Transactions (Note 12)
Commitments and contingencies (Note 13)

Approved by the Board”Gregg Goldstein”                             Director    ”J. Stephen Wilson” Director
                                          (signed)                                                              (signed)

The accompanying notes form an integral part of these consolidated financial statements.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Consolidated Statements of Operations
(Canadian Dollars)

For the Years Ended June 30	Note	2007	2006	2005
Revenue
Interest income		$72,697	$-	$-
Distribution income		-	7,052	5,031
Total Revenue		$72,697	$7,052	$5,031
Expenses
Consulting expense	4 & 12	343,256	313,489	76,095
Foreign exchange loss		117,336	33,958	-
Professional fees		114,311	37,849	9,680
Office and general		90,871	78,410	27,061
Shareholders information		26,312	8,935	20,122
Promotion		3,746	7,999	13,543
Bank charges and interest		1,560	1,009	563
Amortization of investment in film	5	-	207,500	117,500
and television programs
		697,392	689,149	264,564
Net loss for the year		$(624,695)	$(682,097)	$(259,533)
Net loss per share - basic and diluted	10	$(0.04)	$(0.07)	$(0.04)

The accompanying notes form an integral part of these consolidated financial statements.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Consolidated Statements of Cash Flows
(Canadian Dollars)

For the Years Ended June 30	2007	2006	2005
Cash flows from operating activities
Net loss for year	$(624,695)	$(682,097)	$(259,533)

Items not affecting cash
Stock based compensation	204,578	114,001	5,000
Amortization of investment in film and television programs	-	207,500	117,500
Effect of changes in:
Advances and prepaids	(73,819)	(355,948)	(3,361)
Accounts payable and accrued liabilities	(2,384)	65,596	36,047
	(496,320)	(650,948)	(104,347)
Cash flows from investing activities
Redemption of (investment in) treasury bills	279,125	(279,125)	-
	279,125	(279,125)	-

Cash flows from financing activities
Common shares issued	-	2,941,074	-
Net advances from (repayments to) shareholders	-	(139,591)	105,916
Note payable	-	(11,494)	-
Shares cashed-out	-	-	(185)
	-	2,789,989	105,731
Increase (decrease) in cash	(217,195)	1,859,916	1,384
Cash, beginning of year	1,861,545	1,629	245
Cash, end of year	$1,644,350	$1,861,545	$1,629
Supplemental disclosures
Non-cash investing and financing activities
Conversion of loan to equity investment	$-	$-	$-
Acquisition of film and television programs for shares issued	-	-	350,000
	$-	$-	$350,000

The accompanying notes form an integral part of these consolidated financial statements.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Consolidated Statement of Shareholders’ Equity (Deficiency)
(Canadian Dollars)

For the Years Ended June 30, 2007, 2006 and 2005

	Number of Shares	Share Capital	Warrants	Contributed surplus	Deficit	Shareholders' Equity (Deficiency)
Balance June 30, 2005	8,134,544	4,815,672		20,391	(4,798,259)	37,804
Issued under private placements	5,467,200	3,124,622		-	-	3,124,622
Shares issued under private placement subsequently canceled and subscription refunded	(80,000)	(44,112)		-		(44,112)
Finder's fee		(139,436)				(139,436)
Issued under 2006 consultant stock compensation plan	1,000,000	228,000		-	-	228,000
Valuation of warrants previously issued upon changes in their terms during year	-	(2,094,580)	2,094,580		-	-
Valuation of warrants issued under private placements	-	(3,634,772)	3,634,772		-	-
Net loss	-	-		-	(682,097)	(682,097)
Balance June 30, 2006	14,521,744	$2,255,394	$5,729,352	$20,391	$(5,480,356)	$2,524,781
Cancellation of shares	(800,000)	$(182,400)		$182,400		-
Write off of unamortized deferred stock based compensation	-	-	-	(45,600)	-	(45,600)
Valuation of warrants previously issued upon changes in their terms during year	-	(486,395)	486,395		-	-
Compensation expense for stock options issued				136,179		136,179
Net loss	-	-		-	(624,695)	(624,695)
Balance June 30, 2007	13,721,744	$1,586,599	$6,215,747	$293,370	$(6,105,051)	$1,990,665

The accompanying notes form an integral part of these consolidated financial statements.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2007 and 2006

1.   NATURE OF OPERATIONS

LiveReel Media Corporation. (the “Company") is a fully integrated entertainment company engaged in the financing, development, licensing, production and distribution of feature films, television series, television movies and non-fiction programming.

The Company was incorporated in Ontario on March 18, 1997 as a result of an amalgamation.

The Company changed its name from Noble House Entertainment Inc. to LiveReel Media Corporation effective October 12, 2006.  On October 20, 2006, the Company received regulatory approval for continuance under the jurisdiction of the Canada Business Corporations Act.

2.    SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements are prepared in Canadian dollars in accordance with accounting principles generally accepted in Canada, which conform, in all material respects, with accounting principles generally accepted in the United States, except as disclosed in Note 16.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary – LiveReel Productions Corporation (“LRPC”). The subsidiary changed its name from Noble House Film & Television Inc. effective August 10, 2006.

LRPC holds titles to the film properties and distribution rights acquired and is in the business of licensing, developing, producing and distributing films and television programs.

All intercompany balances and transactions have been eliminated on consolidation.

Revenue Recognition

Revenue from the licensing of film and television programs is recognized when:

i.	the Company has persuasive evidence of a contractual arrangement;
ii.	the production has been completed;
iii.	the contractual delivery arrangements have been satisfied;
iv.	the licensing period has commenced and the customer can begin its exploitation, exhibition or sale;
v.	the fee is fixed or determinable; and
vi.	collectibility of proceeds is reasonably assured.

Revenue from the theatrical release of feature films is recognized at the time of exhibition based on the Company’s participation in box office receipts, provided that all of the foregoing conditions are met.

Cash payments received are recorded as deferred revenue until all the foregoing conditions of revenue recognition have been met.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2007 and 2006

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment in Film and Television Programs

Investment in film and television programs includes the unamortized costs of film and television programs which have been produced by the Company or for which the Company has acquired distribution rights, libraries acquired as part of acquisitions of companies, and film and television programs in progress and in development.

For film and television programs produced by the Company, capitalized costs include all direct production and financing costs, capitalized interest and production overhead. For acquired film and television programs, these capitalized costs consist of minimum guarantee payments to acquire the distribution rights.

Costs of acquiring and producing film and television programs and of acquired libraries are amortized using the individual-film-forecast method, whereby these costs are amortized. Participation and residual costs are accrued in the proportion that the current year’s revenue bears to management’s estimate of ultimate revenue at the beginning of the current year expected to be recognized from the exploitation, exhibition or sale of the film or television programs. Ultimate revenue includes estimates over a period not to exceed ten years following the date of initial release or from the date of delivery of the first episode for episodic television series. For titles included in acquired libraries, ultimate revenue includes estimates over a period not to exceed twenty years following the date of acquisition.

The valuation of investment in film and television programs is reviewed on a title-by-title basis, when an event or change in circumstances indicates that the recoverable value of a film or television program is less than its unamortized cost. Additional amortization is recorded in the amount by which the unamortized costs exceed the estimated fair value of the film or television program. The fair value of the film or television program is determined using management’s future revenue and cost estimates and a discounted cash flow approach. Estimates of future revenue involve measurement uncertainty and it is therefore possible that reductions in the carrying value of investment in film and television programs may be required as a consequence of changes in management’s future revenue estimates.

Foreign Currency Translation

The functional currency of the Company is the Canadian dollar.  Monetary assets and liabilities are translated at exchange rates in effect at the balance sheet date.  Non-monetary assets are translated at the historical exchange rates which were in effect when they were acquired.  Revenue and expenses are translated at the approximate average rate of exchange for the year, except that amortization is translated at the rates used to translate related assets. The resulting gains or losses on translation are included in the consolidated statement of operations.

Future Income Taxes
The Company follows the asset and liability method of accounting for income taxes.  Under this method, future income tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes.  Future income tax assets and liabilities are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.  Future income tax assets are recognized in the financial statements if realization is considered more likely than not.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2007 and 2006

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-Based Compensation Plan

The Company follows a fair value based method of accounting for all Stock-based Compensation and Other Stock-based Payments to employees and non-employees.  The fair value of all share purchase options is expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital. The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant.

The market value of the Company’s share on the date of issuance of shares under any stock compensation plan is considered as fair value of the shares issued.

Loss Per Share

Basic loss per share is calculated by dividing net loss (the numerator) by the weighted average number of common shares outstanding (the denominator) during the period.  Diluted loss per share reflects the dilution that would occur if outstanding stock options and share purchase warrants were exercised or converted into common shares using the treasury stock method and are calculated by dividing net loss applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation.  Consequently, there is no difference between basic loss per share and diluted loss per share.

      Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.  Significant estimates include recoverability of assets and fair value of stock based compensation.  Actual results could differ from those estimates.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2007 and 2006

3.   ADVANCES AND PREPAIDS

As at June 30,		2007	2006
Due from Production companies	(a)	$419,850	$341,213
Taxes recoverable		11,309	13,782
Deposits and prepayments	(b)	4,591	6,936
		$435,750	$361,931

(a)
Represents funds advanced to multiple production companies, owned by a former officer and director of the Company and a former executive of the Company’s subsidiary. The Company and its wholly owned subsidiary have entered into various agreements to provide financing, license scripts and screen plays and handle global distribution for these entities. These funds are provided to the production companies and are secured by the film elements and are repayable at various interest rates and are generally due on demand.

(b)
The Company paid an advance of US $ 7,500 in October 2005 to a firm of lawyer to defend itself against a legal action initiated by an individual in Florida. The lawyer firm filed a motion to dismiss the case against the company in October 2005. This case was dismissed in April, 2007.  The balance of the advance after accounting for the legal costs charged up to June 30, 2007 which was previously held against future legal costs, if any, in the matter is included in deposits and prepayments.

4.   DEFERRED STOCK BASED COMPENSATION

Deferred stock based compensation relates to the fair value of 1,000,000 shares issued under the Company’s 2006 Consultant Stock Compensation Plan for services that were to be performed by three consultants through December 31, 2006.  On March 6, 2006, the board of directors of the Company authorized the issuance, including 100,000 shares issued to the former director and Chief Financial Officer for his services under a consulting contract.  At the time of issuance, the shares were valued at fair market value of $228,000, and this amount was to be amortized on a straight line basis over the 12 months ended December 31, 2006.  This resulted in a charge of $114,001 being amortized in the year ended June 30, 2006.  The balance of $113,999 was amortized in the year ended June 30, 2007 and is included in consulting and stock based compensation charges.

On December 15, 2006, the Company cancelled 800,000 shares issued to a consultant due to a lack of performance of duties.  The Company recorded a reduction in share capital related to the cancellation of shares of $182,400, and an increase in contributed surplus of previously amortized charges of $136,800.

Stock based compensation included in consulting expense is $204,578 in fiscal 2007 ($114,001-2006; $5,000-2005).

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2007 and 2006

5.   INVESTMENT IN FILM AND TELEVISION PROGRAMS

	Theatrical films			Theatrical films
	Scripts & Synopsis	Distribution contracts	Total	Scripts & Synopsis	Distribution contracts	Total
As at June 30,	2007			2006
Balance at beginning	$25,000	$-	$25,000	$172,500	$60,000	$232,500
Acquisitions during period	-	-	-	-	-	-
Amortization	-	-	-	(147,500)	(60,000)	(207,500)
Balance at end of period	$25,000	$-	$25,000	$25,000	$-	$25,000

The value assigned on the acquisition of the scripts and synopsis and distribution contracts was based on an independent valuation provided by a Los Angeles based film distribution and sales house and was based on title by title evaluation.

Based on industry knowledge, experience and expertise, management established the production budget estimates as well as potential revenues for each of the scripts based on a Low, Medium and High projection. It determined the budget for the individual projects taking a completed script and breaking down individual elements -- character/actor, locations/set, service/production requirements.  Based on these elements, management built a budget to estimate the cost to produce each film.  At that point, no quotations were obtained from third parties for the elements of the budgets because many budget elements are variable right up until the actual production on the film.

These variable elements include talent costs, crew labour rates, equipment rental and post-production service costs. Generally, management expected to negotiate a reduction against budget in the costs for variable elements. Thus, the estimated production budget was viewed as a high estimate.

Management then determined the projections of revenue after distribution commission, by comparing the actual prior experience of management and consultants and with reports from various sales agencies that work, and have worked, with them. Management built low, medium and high revenue models form the bottom up based on estimated revenues by individual territory sales throughout the world.

Management believed that the Low, Medium and High projections accounted for both the variable quality of the final product and the general performance of the entertainment industry.

As at June 30, 2006, Management concluded that its short term business plan would not include development of any of the scripts except one, King of Sorrow, which was licensed and has now developed into a commercial feature film. Management therefore decided to fully write off the carrying value of all scripts except for King of Sorrow. Management carried out evaluation of its estimated costs and revenue details of King of Sorrow as at June 30, 2007 and concluded that no further amortization was required to the carrying value of this script.

The carrying value of the distribution contract was fully written off since management review at June 30, 2006 concluded that no further revenue was expected without incurring significant costs which management was not prepared to do.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2007 and 2006

6.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at June 30,		2007	2006
Accounts payable	(a)	$59,395	$16,821
Accruals	(b)	22,500	63,112
Production advances	(c)	32,540	32,540
		$114,435	$112,473

(a)
As at June 30, 2007, accounts payable were regular trade payables incurred in the normal course of business, primarily for legal fees rendered during the fiscal year.  As at June 30, 2006, accounts payable included $1,562 due to a corporate shareholder, Current Capital Corp., which is owned by one of the former directors of the Company, and $3,610 due to the Chief Executive Officer for reimbursable travel expenses.

(b)
Accruals at June 30, 2007 are for estimated audit fees.  Accruals at June 30, 2006 are for estimated 2006 audit fees of $18,500 and an additional $44,112 representing a subscription received from an individual who originally participated in the private placement but later proved ineligible to participate.  Hence his subscription was refunded and shares issued to him were cancelled subsequent to the balance sheet date. (See also Note 8(b)(ii)).

(c)
Production advances were received from two production companies towards script and screen play development. A former director and officer of the company and a former executive of its subsidiary are among the owners of one of the production companies, which advanced $26,540 (2006: $26,540).

7.    ADVANCES FROM SHAREHOLDERS

Advances from shareholders represented funds advanced or expenses incurred on behalf of the Company by shareholder corporations from time to time. These advances were unsecured, non-interest bearing and are payable on demand.  All amounts were forgiven in the year ended June 30, 2007.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2007 and 2006

8.    CAPITAL STOCK

a)            Authorized:  Unlimited number of common shares

(b)           Issued:

As at June 30,		2007		2006
		Common		Common
		Shares	Amount	Shares	Amount

Beginning of year		14,521,744	$2,255,394	8,134,544	$4,815,672
Issued (cancelled) under 2006 Consultant stock compensation plan	(i)	(800,000)	(182,400)	1,000,000	228,000
Issued under a private placement	(ii)	-	-	5,467,200	3,124,622
Shares issued under private placement being canceled subsequently	Note 6(b)	-	-	(80,000)	(44,112)
Expenses relating to private palcement	(ii)		-		(139,436)
Warrants ( note 9)			(486,395)		(5,729,352)

		13,721,744	$1,586,599	14,521,744	$2,255,394

(i)
On February 20, 2006, the Company filed for registration with the United States Securities and Exchange Commission, two Plans - (a) 2006 stock option plan for 1 million options and (b) 2006 Consultant stock compensation plan for 1 million common shares.

On March 6, 2006, the board of directors of the Company allotted 1 million shares under the 2006 Consultant stock compensation plan to three consultants for services during the year ending December 31, 2006. The shares were valued at fair market value on the date of allotment which was US$0.20 per share. See Note 4 for further details.  On December 15, 2006, 800,000 shares were cancelled due to non-performance of duties by one of the consultants granted shares.

(ii)
On March 6, 2006, the board of directors of the Company approved a private placement arrangement with a group of accredited investors. The private placement involved issuance of a Unit at a price of US$0.50. The Unit consisted of one common share of the Company and one half warrant expiring within two years of issuance of the Unit. One whole warrant is convertible into one common share of the Company at a conversion price of US$0.65. The conversion price was reduced to US$0.50 by a Board resolution dated June 21, 2006.

The private placement was closed on April 15, 2006. 2,387,200 units were subscribed and paid for resulting in issuance of 2,387,200 common shares and 1,193,600 whole warrants.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2007 and 2006

8.    CAPITAL STOCK , (b)   Issued, (ii)  -   continued…….

The company paid a finders fee of $139,436 at the rate of 10% of the proceeds from the private placement to Current Capital Corp., a related shareholder corporation owned by one of the former directors of the Company.

On April 24, 2006, the board of directors of the Company approved another private placement arrangement with a group of accredited investors. The private placement involved issuance of a Unit at a price of US$0.50. The Unit consisted of one common share of the Company and one half warrant expiring within two years of issuance of the Unit. One whole warrant is convertible into one common share of the Company at a conversion price of US$0.50.

This private placement was closed on June 27, 2006. 3,080,000 units were subscribed and paid for resulting in issuance of 3,000,000 common shares and 1,500,000 whole warrants. Subscription funds received in respect of 80,000 units were returned subsequently as explained in Note 6(b).

The shares issued under the above private placements are restricted in terms of their saleability in accordance with the regulations of the U.S. Securities and Exchange Commission.

(c)	Stock Options:

On February 9, 2007, 1,000,000 options were granted to management by the board of directors.  The options granted were issued at a strike price of US$0.15 per share, expiring on February 9, 2012 and were fully vested.  On the same date, the board of directors increased the number of options available to be granted under the plan to 3,000,000.  The board of directors of the Company has full discretion to decide the option price and vesting periods.  The options are convertible into an equal number of common shares of the Company.

As a result of the granting of the options described above, the fair value of these options has been estimated, on February 9, 2007, the date of the grant, using a Black-Scholes option price model with the following assumptions:

Risk free interest rate	4.5%
Expected dividend	nil
Expected volatility	146%
Expected life	1826 days
Market price	US$0.15

The amount of $136,179 has been accounted for as a stock compensation expense in the year ended June 30, 2007.  None of the options were exercised or expired as at June 30, 2007.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2007 and 2006

9.    WARRANTS

As at June 30,		2007		2006
		# of warrants	Fair value	# of warrants	Fair value
Issued and outstanding at beginning of year		6,193,600	$5,729,352	3,500,000	-
Issued previously being revalued	(a) & (d)		486,395	-	2,094,580
Issued with private placement closed on April 15,2006	(b)	-	-	1,193,600	1,150,081
Issued with private placement closed on June 27, 2006	(c)	-	-	1,500,000	2,484,691
Issued and outstanding at end of year	(e)	6,193,600	$6,215,747	6,193,600	$5,729,352

a)
On November 30, 2004, the Company issued 3.5 million warrants to a production house, in which a former director and officer of the Company holds a controlling interest, in settlement of the value of acquisition of certain theatrical film properties. These warrants are convertible into an equal number of common shares of the Company. The conversion price was $1 per warrant and conversion expiry date was November 30, 2006.

On January 18, 2006, the conversion price of the above warrants was reduced to US$0.50 per warrant and the expiry date was extended to November 30, 2008 by the board of directors of the Company.

As a result of changes in terms of the warrants issued, the fair value of these warrants has been estimated, on January 18, 2006, the date of the changes, using a Black-Scholes option price model with the following assumptions:

Risk free interest rate	5%
Expected dividend	nil
Expected volatility	128%
Expected life	1047 days
Market price	US$0.66

The amount of $2,094,240 has been accounted for as a reduction of the value of the shares issued. None of the warrants were exercised or expired as at June 30, 2007 (June 30, 2006 – none).

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2007 and 2006

b)
  The company issued 1,193,600 warrants under a 2006 private placement as explained in Note 8(b) (ii). These warrants are convertible into an equal number of common shares at an exercise price of US$0.50 per warrant and expire within two years of their issue. None of the warrants were exercised or expired as at June 30, 2007 (June 30, 2006 – none).

The fair value of these warrants on April 15, 2006, the closing date for the private placement, has been estimated using a Black-Scholes option price model with the   following assumptions:

Risk free interest rate	5%
Expected dividend	nil
Expected volatility	330%
Expected life	731 days
Market price	US$0.85

The amount of $1,150,081 has been accounted for as a reduction of the value of the shares issued.

c)
The company issued 1,500,000 warrants under another 2006 private placement as explained in Note 8(b) (ii). These warrants are convertible into equal number of common shares at an exercise price of US$0.50 per warrant and expire within two years of their issue. None of the warrants were exercised or expired as at June 30, 2007 (June 30, 2006 – none).

The fair value of these warrants, on June 27, 2006, the closing date for this private placement has been estimated using a Black-Scholes option price model with the following assumptions:

Risk free interest rate	5%
Expected dividend	nil
Expected volatility	203%
Expected life	731 days
Market price	US$1.60

The amount of $2,484,691 has been accounted for as a reduction of the value of the shares issued.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2007 and 2006

d)
On February 27, 2007, the conversion price of all previously issued warrants was reduced to US$0.10 per warrant and the expiry date was extended to November 30, 2009 by the board of directors of the Company. The fair value of these warrants on February 27, 2007, the date of these changes, has been estimated using a Black-Scholes option price model with the following assumptions:

Risk free interest rate	4.5%
Expected dividend	nil
Expected volatility	145%
Expected life	1007 days
Market price	US$0.10

The amount of $486,395 has been accounted for as a reduction of the value of the shares issued.

e)	The shares issuable upon exercise of the warrants issued are restricted in terms of their saleability in accordance with the regulations of the U.S. Securities and Exchange Commission.

Option price models used for calculating fair value of warrants require input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the models do not necessarily provide a reliable measure of the fair value of the Company’s warrants.

10.  LOSS PER SHARE

Loss per share is calculated on the weighted average number of commonshares outstanding during the year ended June 30, 2007, which were 14,089,963 shares (2006: 9,494,677 and 2005: 6,629,968 (post-2005 reverse-split)).

The Company had 6.2 million share purchase warrants and 1,000,000 stock options issued and outstanding as at June 30, 2007. Inclusion of these warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and is therefore excluded from the computation. Consequently, there is no difference between loss per share and diluted loss per share.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2007 and 2006

11.  INCOME TAXES

The effective tax rate of Nil (2006 – Nil; 2005 - Nil) for income taxes varies from the statutory income tax rate of approximately 36% (2006 – 36%; 2005 - 36%) due to the fact that no tax recoveries have been recorded for losses incurred, as management has not determined that it is more likely than not that the losses will be utilized before they expire.

The temporary differences that give rise to future income tax assets and future income tax liabilities are presented below:

	2007	2006	2005
Amounts related to tax loss and credit carry forwards	$628,000	$467,000	$273,000

Net future tax assets	$628,000	$467,000	$273,000
Less: valuation allowance	(628,000)	(467,000)	(273,000)
	$-	$-	$-

The Company has carry forward tax losses of approximately $1.7 million, which may be applied against future taxable income and expire as detailed below. The benefit arising from these losses has not been recorded in the financial statements.

2008	31,000
2009	19,000
2010	212,000
2011	214,000
2015	204,000
2016	505,000
2027	560,000
$1,745,000

12.  RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances not disclosed elsewhere in the financial statements are:

i.
Consulting fees include approximately $65,000 paid to the Chief Financial Officer for services rendered during the period and $40,000 of fees paid to a former director and officer for various services.  (2006: $75,000 and 2005 - $30,000 – fees to other officers).

ii.
Current Capital Corp., a shareholder corporation owned by one of the former directors charged approximately $nil for the premises rent, telephone, consultants’ fees and other office expenses (2006 - $4,200; 2004 - $5,400).

iii.	Rent of $nil (2006: $15,600 and 2005 - $6,500) is charged in respect of rent for premises owned by a former director of the Company.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2007 and 2006

13.  COMMITMENTS AND CONTINGENT LIABILITIES

(i)
The Company's wholly owned subsidiary, LRPC has entered into various film distribution, joint venture and co-producing arrangements under which the Company will co-produce two films, in addition to its current wholly-owned slate of projects. Under these arrangements, co-producers, who will own 50% of the net revenue will contribute half of the development fees to LRPC toward the development of the projects.  LRPC will utilize these fees, in conjunction with its own, in order to develop the projects and bring them to maturity. The extent of financial commitments required under these arrangements cannot be reasonably determined at this time.

(ii)
On March 6, 2006, the board of directors of the Company agreed to give an option to a corporate shareholder to subscribe, at its sole discretion, up to US$1.25 million in a private placement involving issuance of Units to be priced at US$0.50 per Unit. Each such Unit will comprise one common share of the company and one half warrant. One whole warrant is convertible into one common share at a conversion price of US$0.65 per warrant within two years of its issuance. The proceeds of this private placement will have to be spent on film projects at the discretion of the shareholder.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2007 and 2006

14.  SEGMENTED INFORMATION

The Company has three identifiable segments, namely licensing, production and distribution.

The accounting policies of the segments are same as those described in Note 2. The Company evaluates each segment’s performance based on its contribution to consolidated net earnings. There are no inter-segment charges or transactions. The table below presents summarised financial information for the fiscal years ended June 30, 2007, 2006 and 2005.

Geographic Information

The Company operates from one location in Canada. All its assets are located at this location.

Business Segments

	2007				2006				2005
	Licen.	Prod.	Dist.	Total	Licensing	Prod.	Dist.	Total	Licensing	Prod.	Dist.	Total
Total revenue	$-	$-	$20,941	$20,941	$-	$-	$7,052	$7,052	-	-	5,031	5,031
Earnings (losses) from operations	(16,413)	(16,413)	4,528	(28,298)	(239,060)	(91,560)	(144,508)	(475,128)	(27,586)	(27,586)	(27,586)	(82,758)
Total assets	25,000	-	419,850	444,850	25,000	-	341,213	366,213	172,000	3,752	60,000	235,752
Total liabilities	-	32,540	-	32,540	-	32,540	-	32,540	-	11,900	-	11,900
Reconciliation to Financial Statements
Revenue
Total revenue from reportable segments				$20,941				$7,052				5,031
Other				51,756				-				-
				$72,697				$7,052				5,031
Net Loss
Total losses from reportable segments				$(28,298)				$(475,128)				(82,758)
Other				(596,397)				(206,969)				(176,775)
				$(624,695)				$(682,097)				(259,533)
Assets
Total assets used for reportable segments				$444,850				$366,213				235,752
Other				1,660,250				2,275,387				4,360
				$2,105,100				$2,641,600				240,112
Liabilities
Total liabilities of the reportable segments				$32,540				$32,540				11,900
Other				81,895				84,279				190,408
				$114,435				$116,819				202,308

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2007 and 2006

15.  FINANCIAL INSTRUMENTS

The fair value for all financial assets and liabilities are considered to approximate their carrying values due to their short-term nature. The Company has foreign exchange risk because its functional currency is the Canadian dollar and a significant part of its revenue may be generated from overseas countries. An adverse move in foreign exchange rates between the Canadian dollar and the currencies of these countries could have an adverse effect on its operating results. The Company does not hedge against this risk.

16.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). There are no material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods used in the United States (“US GAAP”) and in SEC Regulation S-X.

A separate statement of comprehensive loss has not been presented as there are no differences between net loss and comprehensive loss.

Recently issued accounting standards

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115” (“SFAS No. 159”). SFAS No. 159 permits entities to elect to measure many financial instruments and certain other items at fair value. Upon adoption of SFAS No. 159, an entity may elect the fair value option for eligible items that exist at the adoption date. Subsequent to the initial adoption, the election of the fair value option should only be made at initial recognition of the asset or liability or upon a remeasurement event that gives rise to new-basis accounting. SFAS No. 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value nor does it eliminate disclosure requirements included in other accounting standards. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 and may be adopted earlier but only if the adoption is in the first quarter of the fiscal year. The Company is currently evaluating the impact of SFAS No. 159 on its consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 (“SAB 108”), “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB 108 requires companies to quantify misstatements using both a balance sheet and an income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. When the effect of initial adoption is material, companies will record the effect as a cumulative effect adjustment to beginning of year retained earnings. The provisions of SAB 108 are effective for the year ending December 31, 2006. The adoption of SAB 108 did not have an impact on our consolidated financial statements.

In September 2006,  the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans- an amendment of FASB Statements No. 87, 88, 106, and 123(R). SFAS No. 158 improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan(other than a multiemployer plan) as an asset or liability in its statements of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The requirement to recognize the funded status of a benefit plan (paragraph 4) and the disclosure requirement (paragraph 7) is effective for an employer with publicly traded equity securities as of the

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2007 and 2006

16.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

end of the fiscal year ending after December 15, 2006, the requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position  (paragraphs 5, 6, and 9) is effective for fiscal years ending after December 15, 2008. As such the company is required to adopt paragraphs 4 and 7 on January 31, 2007 and paragraphs 5, 6 and 9 at the beginning of the fiscal year ending January 31, 2009. Management does not expect the adoption of SFAS No.158 to have a significant impact on the financial position or results of operations of the Company.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157 “Fair Value Measurements.” SFAS No. 157 provides guidance for, among other things, the definition of fair value and the methods used to measure fair value. The provisions of SFAS No. 157 are effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact of SFAS No. 157 on our consolidated financial statements and disclosures.

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB” No 108, “Considering the Effects of Prior Year Misstatements in Current Year Financial Statements”. SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB No. 108 is effective for periods ending after November 15, 2006. The adoption of SAN No. 108 had no impact on the financial position or operations of the Company.

17.  PRESENTATION

Certain prior year’s amounts have been reclassified to conform to current presentation.